April 18, 2024	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9

www.computershare.com

To: All Canadian Securities Regulatory Authorities

New York Stock Exchange

Subject: EMX ROYALTY CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 13, 2024
Record Date for Voting (if applicable) :	May 13, 2024
Beneficial Ownership Determination Date :	May 13, 2024
Meeting Date :	June 28, 2024
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON	26873J107	CA26873J1075

Sincerely,

Computershare

Agent for EMX ROYALTY CORPORATION